SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

[RULE 13d-101]

(Amendment No. 7)1

GSI Group Inc.
(Name of Issuer)
Common Shares
(Title and Class of Securities)
3622U102
(CUSIP Number)
Christopher J. Hewitt, Esq.
Jones Day
901 Lakeside Avenue
Cleveland, Ohio 44114
(216) 586-3939
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 14, 2009
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 4 Pages)

     1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	3622U102	13 D	Page	2	of	4	Pages
          This Amendment No. 7 relates to the Schedule 13D that was originally filed on February 4, 2009 (as amended, the “Schedule 13D”), relating to the common shares, no par value (the “Shares”), of GSI Group Inc. (the “Company”). This Amendment No. 7 is being filed on behalf of Stephen W. Bershad, Robert G. Deuster, R. Douglas Norby, Robert G. Stevens, and Eliot M. Fried (the “Reporting Persons”). Terms defined in the Schedule 13D are used herein with the same meaning.
          Items 4 and 7 of the Schedule 13D are hereby amended and supplemented to add the following:
Item 4. Purpose of Transaction.
          On November 27, 2009, the Company announced that the deadline for shareholders to timely submit to the Company proposals to be included in the Company’s proxy statement for the upcoming annual meeting of shareholders (the “Meeting”) is December 24, 2009. On December 14, 2009, Mr. Bershad submitted a proposal (the “Proposal”), in compliance with the deadline, to nominate Stephen W. Bershad, Robert G. Deuster, R. Douglas Norby, Robert G. Stevens, and Eliot M. Fried to stand for election as Directors of the Company at the Meeting. The Proposal is attached hereto as Exhibit 6 and incorporated herein by reference.
          The Reporting Persons intend to review their investment in the Company on a continuing basis. Depending on various factors, including, without limitation, the Company’s financial position and strategic direction, the outcome of discussions with the Board and management, actions taken by the Board, the outcome of the Company’s bankruptcy proceedings, the outcome of the Shareholders Meeting, other investment opportunities available to the Reporting Persons, price levels of the Shares, and conditions in the securities markets and the economy in general, the Reporting Persons may in the future acquire additional Shares or dispose of some or all of the Shares beneficially owned by them, or take any other actions with respect to his investment in the Company permitted by law, including changing their investment intent with respect to such Shares and including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.
Item 7. Material to be Filed as Exhibits.
Exhibit 6 — Shareholder Proposal, dated December 14, 2009.

CUSIP No.	3622U102	13 D	Page	3	of	4	Pages
SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 14, 2009

/s/ Stephen W. Bershad
Stephen W. Bershad

/s/ Robert G. Deuster
Robert G. Deuster

/s/ R. Douglas Norby
R. Douglas Norby

/s/ Robert G. Stevens
Robert G. Stevens

/s/ Eliot M. Fried
Eliot M. Fried

CUSIP No.	3622U102	13 D	Page	4	of	4	Pages

EXHIBIT INDEX
Exhibit 6 — Shareholder Proposal, dated December 14, 2009